Mail Stop 3561

January 21, 2010

Via Facsimile (425) 313-6593 and U.S. Mail

Richard A. Galanti
Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

   Re: **Costco Wholesale Corporation**
      Form 10-K for the Fiscal Year Ended August 30, 2009
      Filed October 16, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed December 18, 2009
      File No. 000-20355

Dear Mr. Galanti:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Richard A. Galanti
Costco Wholesale Corporation
January 21, 2010
Page 2

Form 10-K for the Fiscal Year Ended August 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

1. Please expand this section to discuss known material trends and uncertainties that
   will have, or are reasonably likely to have, a material impact on your revenues or
   income or result in your liquidity decreasing or increasing in any material way.
   We note, for example, that on page 27 you state your net income decreased $0.42
   per diluted share in 2009 versus 2008. You attribute $0.27 of this decrease to
   issues involving foreign currencies ($0.19), litigation ($0.05) and insurance
   ($0.03), but do not discuss the remaining $0.15 per diluted share decrease. Please
   provide additional analysis concerning the quality and variability of your earnings
   and cash flows so that investors can ascertain the likelihood or the extent past
   performance is indicative of future performance. Please discuss whether you
   expect levels to remain at this level or to increase or decrease. Also, you should
   consider discussing the impact of any changes on your earnings. Further, please
   discuss in reasonable detail: economic or industry-wide factors relevant to your
   company, material opportunities, challenges, and risk in the short and long term
   and the actions you are taking to address them. Refer to Item 303 of Regulation
   S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 50

Note 1 – Summary of Significant Accounting Policies

Property and Equipment, page 52

2. We note the estimated useful lives of your buildings ranges from 5-50 years. In
   this regard, explain to us the reason for such a wide range. In addition, clarify the
   nature of the building structures that fall within the low end of the range and
   explain to us why their estimated useful lives are reasonable.

Revenue Recognition, page 56

3. We note you offer free technical support services and extended warranties on
   electronic products. In this regard, tell us and disclose how you account for these
   separate deliverables. Refer to EITF 00-21 and FASB ASC 605-25. Also, advise
   us whether you offer similar extended warranties for other products such as tires
   and batteries, etc. If so, tell us and disclose your accounting policy for each of
   these programs. In your response, tell us and disclose whether you are the
   primary obligor and how you recognize the revenues and the related costs. To the
   extent that you are the primary obligor and that these programs are material to
   your financial statements, we believe you should disclose how you estimate the

warranty obligations including the key assumptions behind the estimates in your critical accounting policies section in MD&A. Refer to SEC Release No. 33-8350.

4. We note your policy of recognizing membership fees ratably over the one-year membership period. However, we also noted from your company website that it is your policy to refund membership fees in full at any time. In this regard, expand your disclosures to clarify your cancellation and refund policy for membership fees. In addition, explain to us why it is appropriate under GAAP to recognize membership fees ratably over the membership period given the full refund policy. Refer to SAB Topic 13.A.4.

5. We note you partnered with American Express in offering the co-branded Costco True Earnings Cash Rebate Card for purchases made at Costco and elsewhere. In this regard, tell us and disclose the nature of your business relationship or agreement, if any, with American Express and your accounting for the arrangement.

Note 5-Leases, page 72

6. We note you classified a majority of your leases as operating leases and that their lease terms would expire through 2049. Please explain to us how you determined that their classifications as operating leases were appropriate in light of the long lease terms. Reference is made to paragraph 7 of SFAS 13 and FASB ASC 840-10-25.

Exhibit 31.1 Certifications

7. Please ensure that your certifications appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you added "annual" to paragraphs two and three, and deleted parenthetical phrases from paragraphs 4(d) and 5.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

8. Please expand your compensation discussion to address the requirements of Item 402(b) of Regulation S-K. For example, you should discuss the objectives of your compensation program, what your compensation program is designed to reward, why you choose to pay each element of your plan and how each element of compensation fits into your overall compensation plan.

9. We note your discussion on page 14 regarding discretionary cash bonuses paid to your named executive officers other than Messrs. Brotman and Sinegal. You state

that "roughly 50% of the bonus potential was not achieved due to the Company's failure to attain its internal net income target", and that eligibility for the remainder of the cash bonus was based on goals relevant to the executive officer's area of responsibility. It does not appear that you provided a quantitative discussion of the terms of these targets and goals. If you omitted this information because you believe it would result in competitive harm, please tell us your reasons. Please also discuss how difficult it will be going forward to achieve the target and goal levels or other factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretation, Regulation S-K, Question 118.04 available on our website at http://www.sec.gov/divisions /corpfin/cfguidance.shtml.

Form 10-Q for the Quarterly Period Ended November 22, 2009

10. Please comply with the above comments in your future quarterly filings to the extent applicable.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Scott Stringer, Staff Accountant , at (202) 551-3272 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director